

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2018

Michael A. Kuglin
Chief Financial Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

   Re: **Suburban Propane Partners, L.P.**
       Form 10-K for the Fiscal Year Ended September 30, 2017
       Filed November 22, 2017
       File No. 1-14222

Dear Mr. Kuglin:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             /s/ William H. Thompson

             William H. Thompson
             Accounting Branch Chief
             Office of Consumer Products

cc: Daniel S. Bloomstein
    Vice President and Controller